DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212 450 6341
nicole.chao@dpw.com

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

File No. 82-4939

April 26, 2004

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Significant event filed on the 27th of February
- Significant event filed on the 1st of March
- Resolutions of the Shareholders meeting filed on the 26th of March.
- Remuneration of the Board of Directors: amendment to the obligation of its member to allocate it to buying company shares filed on the 26th of March
- Remuneration: Authorization to Stock Options Plan filed on the 26th of March

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at 212- 450-6341. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

dlw 4/28

Best regards,

Nicole Chao/mek

Nicole Chao
Legal Assistant

Attachment

By Hand Delivery

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

At a meeting on 27 February 2004, the Board of Directors of GRUPO FERROVIAL, S.A. resolved to call the Shareholders' Meeting, to be held in the Salón de Actos of the Museo de la Ciudad, at calle Príncipe de Vergara 140, 28002 Madrid, on 26 March 2004, at 12.30 hours, at first call, and on 27 March 2004, at the same time and place, at second call, to debate and adopt resolutions on the agenda below. It is duly noted in the call to meeting that the Shareholders' Meeting is scheduled to take place at first call.

AGENDA

I. INFORMATION

1. Report on the "Grupo Ferrovial S.A. Board of Directors' Regulation", approved on 25 July 2003.

II. PROPOSED RESOLUTIONS

2. Examination and approval of the financial statements—balance sheet, income statement and notes to financial statements—and the management report of the Company for the year ended 31 December 2003.

3. Examination and approval of the financial statements—balance sheet, income statement and notes to financial statements—and the management report of the consolidated group of companies for the year ended 31 December 2003.

4. Proposed distribution of income for the year 2003.

5. Examination and approval of the conduct of business by the Board of Directors in 2003.

6. Amendment of articles 11, 14, 15 and 20 of the Bylaws in matters relating to the Shareholders' Meeting.

7. Proposal and approval, if applicable, of the "Grupo Ferrovial S.A. Shareholders' Meeting Regulation".

8. Remuneration of senior management, including members of the Board of Directors with executive duties, consisting of stock options.

9. Authorisation so that, in conformity with articles 75 and related articles of the Spanish Corporations Law (*Ley de Sociedades Anónimas*), the Company may acquire own shares directly or via controlled companies, and revocation of the previous authorisation granted by the Shareholders' Meeting on 21 March 2003, as well as allocate part or all of the own shares acquired to the execution of remuneration programmes which are aimed at or involve the delivery of shares or stock options, in accordance with the provisions of article 75.1 of the Spanish Corporations Law.

10. Delegation of powers to the Board of Directors to issue debentures, bonds and other fixed-income securities, both non-convertible or convertible and/or exchangeable, and warrants on newly-issued or existing shares of the Company. Establishment of criteria to determine the conditions and mode of conversion and/or exchange and/or exercise, and allocation to the Board of Directors of powers to increase capital as necessary and to suppress the preferential subscription rights of shareholders and holders of convertible securities and warrants. Authorisation so that the Company may guarantee obligations of all types which may arise from the issue of fixed-income securities and warrants by subsidiaries.

11. Delegation of powers to formalise, register and execute the resolutions adopted by the Shareholders' Meeting and empowerment to formalise the deposit of the

financial statements as referred to in article 218 of the Spanish Corporations Law.

In addition to the agenda set out above, the proposed distribution of income involves distributing a dividend of 0.60 euros per share out of 2003 income, as follows:

a) The amount of 0.22 euros per share, which was distributed on 14 November 2003 on account of 2003 income,

b) The amount of 0.38 euros per share, which is proposed as a supplementary dividend out of 2003 income.

Attached hereto is the full text of the proposals of all the motions to be laid before the Shareholders' Meeting, with a note describing the justification for, and advisability of, each one.

Coinciding with the publication of the notice of Shareholders' Meeting, the Board of Directors' Regulation and the financial statements and management report of the Company and its consolidated group will be placed at shareholders' disposal, as well as the respective auditors' reports, the reports by the Board of Directors regarding items 6 (which includes the full text of the proposed amendment to the Bylaws) and 10 of the agenda; the proposed Shareholders' Meeting Regulation; the proposals for all the resolutions, with an explanation of their justification and advisability, and the Report on Corporate Governance for the year 2003; all the foregoing documentation may also be examined and obtained on the Company's web site (www.ferrovial.com)

Madrid, 27 February 2004.

José María Pérez Tremps
Director - Company Secretary

PROPOSALS
SHAREHOLDERS' MEETING

GRUPO FERROVIAL
26 March 2004

1. ITEM TWO OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS—BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS—AND THE MANAGEMENT REPORT OF THE COMPANY FOR THE YEAR ENDED 31 DECEMBER 2003.

Justification and advisability of the proposal:

To comply with article 95 of the Spanish Corporations Law, which establishes that the Shareholders' Meeting must, within six months from the end of the related year, approve the financial statements and management report of the Company, which have been previously drafted by the Board of Directors.

Proposal:

"Approve the Company's financial statements (balance sheet, income statement and notes to financial statements) and the management report prepared by the Board of Directors for the year ended 31 December 2003."

2. ITEM THREE OF THE AGENDA.

EXAMINATION AND APPROVAL OF THE FINANCIAL STATEMENTS—BALANCE SHEET, INCOME STATEMENT AND NOTES TO FINANCIAL STATEMENTS—AND THE MANAGEMENT REPORT OF THE CONSOLIDATED GROUP OF COMPANIES FOR THE YEAR ENDED 31 DECEMBER 2003.

Justification and advisability of the proposal:

As stated in the preceding item, the Shareholders' Meeting must approve the financial statements and management report within six months from year-end. In this case, the consolidated financial statements of the Company's group must be presented for approval at the same time as those of the controlling Company

(Grupo Ferrovial, S.A.), in accordance with Article 42.6 of the Commercial Code (Código de Comercio).

Proposal:

"Approve the consolidated group's financial statements (balance sheet, income statement and notes to financial statements) and the management report, all prepared by the Board of Directors, for the year ended 31 December 2003."

3. ITEM FOUR ON THE AGENDA.

PROPOSED DISTRIBUTION OF INCOME FOR THE YEAR 2003.

Justification and advisability of the proposal:

The proposed distribution of results adopted by the Board is in line with the decisions made by the Shareholders' Meeting with regard to shareholder remuneration in previous years. Additionally, 2003 income enables the amount allocated as dividends to be maintained at similar levels to 2002, although part of the 2002 dividends included remuneration linked to the value realised from a one-time transaction which led to the incorporation of a new shareholder in the capital of Cintra, Concesiones de Infraestructuras, S.A.

Proposals:

One.-

"Approve the distribution of the year 2003 income which amounts to 136,111,669.95 euros, as follows:

- Voluntary reserves 52,432,724.49 euros
- Dividends 83,678,945.46 euros

No provision is made to the legal reserve as it has reached 20% of the share capital.

Two.-

Ratify the resolution adopted by the Board of Directors on 30 October 2003 to distribute the gross amount of 0.22 euros per share as an interim dividend out of 2003 income.

Three.-

The amount of 0.38 euros per share, i.e. the difference between the total amount of the dividend out of 2003 income resolved by this Shareholders' Meeting and

the interim dividend approved on 30 October 2003, will be paid to the shareholders of Grupo Ferrovial S.A. from 13 May 2004.

In accordance with the law, the Company's treasury stock will not receive the amount of the agreed dividend and this amount will be distributed among the other shares; accordingly, at this date[1], a dividend of 0.60 euros per share will be paid out of the 2003 accounts."

4. ITEM FIVE ON THE AGENDA.

EXAMINATION AND APPROVAL OF THE CONDUCT OF BUSINESS BY THE BOARD OF DIRECTORS IN 2003.

Justification and advisability of the proposal:

Article 95 of the Spanish Corporations Law establishes that, within six months from the end of the business year, the Shareholders' Meeting must pass judgement on the conduct of the Company's business; accordingly, the following proposal is laid before the Meeting:

Proposal:

"Approve the conduct of business by the Board of Directors in 2003".

5. ITEM SIX ON THE AGENDA.

AMENDMENT OF ARTICLES 11, 14, 15 AND 20 OF THE BYLAWS IN MATTERS RELATING TO THE SHAREHOLDERS' MEETING.

Justification and advisability of the proposal:

As detailed in the Board of Directors Report accompanying the Shareholders' Meeting notice, this amendment to the Bylaws pursues the following two objectives:

(i) To ensure that, in matters relating to the Shareholders' Meeting, the Bylaws conform to the provisions of the law commonly referred to as the Transparency Law (Law 26/2003 of 17 July, which modifies the Securities Market Law 24/1998 of 28 July, and the consolidated text of the Spanish Corporations Law, approved by Legislative Royal Decree 1574/1989, of 22 December, aimed at enhancing the transparency of listed limited companies); and

[1] If the number of own shares held by Grupo Ferrovial, S.A. changes between the date when the Board of Directors prepared the accounts (27 February 2004) and the Shareholders' Meeting (26 March 2004), the dividend per share will be adjusted accordingly.

(ii) To establish regulations that are coherent with the proposed Shareholders' Meeting Regulation to be approved under the next item of the agenda, in order to encourage shareholder participation, and publication and transparency of the preparations for and conduct of the Shareholders' Meeting.

Proposals:

"Modify articles 11, 14, 15 and 20 of the Company Bylaws in matters relating to the Shareholders' Meeting, to read as follows:

Article 11.- Shareholders' Meeting

The Shareholders' Meeting is governed by the provisions of the Law, the Company Bylaws and the Shareholders' Meeting Regulation, which completes and elaborates upon the content of the Law and the Bylaws in matters relating to the call to meeting, preparations, and convening and holding the Meeting, as well as the exercise of shareholders' right to be informed, to attend, to grant a proxy and to vote. The Shareholders' Meeting Regulation must be proposed by the Board and approved by the Shareholders' Meeting

The shareholders present at the Shareholders' Meeting may decide, by majority, on matters within the Meeting's legal powers.

All shareholders, including dissenters and those not present at the meeting, are bound by the resolutions of the Shareholders' Meeting, without prejudice to their rights and remedies recognised by Law.

Article 14.- Announcement of Shareholders' Meeting

Annual and special Shareholders' Meetings shall be convened via an announcement published in the Official Gazette of the Mercantile Register and in one of the daily newspapers with the largest circulation in the province, at least fifteen days before the meeting's date, except for mergers or spin-offs, in which case meetings must be convened with one month's notice.

The announcement shall state the date, time and place of the meeting at first call and all business to be transacted and any other items to be included in the same in accordance with the Shareholders' Meeting Regulation. It may also state the date of the second call, if appropriate.

The provisions of this article shall be null and void if a legal provision imposes other requirements for Shareholders' Meetings that deal with specific matters, in which case the specific provisions must be observed.

The announcement shall mention the shareholder's right to examine at the corporate domicile or on the Company web page and, if requested, to obtain immediately and free of charge, the resolution proposals to be submitted to the Shareholders' Meeting, any necessary or mandatory documents or reports and any other documentation which, although not mandatory, is determined by the Board of Directors in each case.

Article 15.- Right to attend and to grant proxy

All the shareholders, including those without voting rights, who own at least one hundred (100) shares, individually or in combination with other shareholders, can attend the Shareholders' Meeting.

In order to attend the Shareholders' Meeting, shareholders must have registered the ownership of their shares in the book-entry accounting register five days prior to the meeting date and have obtained an attendance card.

Members of the governing body must attend the Shareholders' Meeting; however, the absence of any of them for any reason does not prevent the Shareholders' Meeting from being validly convened.

The Chairperson of the Shareholders' Meeting may authorise executives, technicians and other people interested in corporate matters to attend the Meeting and may also invite any persons he/she deems appropriate.

Without prejudice to legal entities that are shareholders attending by proxy, all shareholders entitled to attend can be represented at the Shareholders' Meeting by a proxy, even if the latter is not a shareholder.

Proxies must be conferred specifically for each Shareholders' Meeting, either in writing or via the communication media which the Board determines, as appropriate, in each call to Meeting, in accordance with the provisions of the Shareholders' Meeting Regulation, provided that they duly guarantee the identity of the principal and the proxy.

The Chairperson, the Secretary of the Shareholders' Meeting and any persons designated by them are understood to be empowered to determine the validity of proxies and compliance with the requirements for attending the Meeting.

The ability to grant proxy shall be without prejudice to the provisions of the law with regard to representation by family members or general powers of attorney.

Article 20.- Deliberation and adoption of resolutions

The Chairperson presides over debates, gives the floor and determines the duration of each speech.

Shareholders who hold voting rights may exercise this right via postal or electronic correspondence or via any other communication media which the Board shall determine, as appropriate, in each call to Meeting, in accordance with the provisions of the Shareholders' Meeting Regulation, provided that they duly guarantee of the identity of the shareholder exercising his/her right to vote,

Resolutions shall be adopted by the majority of the capital present or represented, unless the law provides otherwise, and each share has one vote.

Votes on resolutions shall be counted in the manner regulated in the Shareholders' Meeting Regulation.

The shareholder's right to information shall be as envisaged in the law and in the Shareholders' Meeting Regulation. The Company shall post on its web page all explanations appropriate for the exercise of the shareholder's right to information.

6. ITEM SEVEN ON THE AGENDA.

PROPOSAL AND, IF APPROPRIATE, APPROVAL OF THE "GRUPO FERROVIAL, S.A. SHAREHOLDERS' MEETING REGULATION"

Justification and advisability of the proposal:

To comply with article 113 of the Spanish Securities Market Law, introduced by the Transparency Law, which establishes that the Shareholders' Meeting of a limited Company with shares listed on an official securities market must approve a specific Shareholders' Meeting Regulation. The proposal corresponding to this Regulation was made available to shareholders with the call to the present meeting.

Proposal:

"Approve the "Grupo Ferrovial, S.A. Shareholders' Meeting Regulation", which is attached as an annex.

7. ITEM EIGHT ON THE AGENDA.

REMUNERATION OF SENIOR MANAGEMENT, INCLUDING MEMBERS OF THE BOARD OF DIRECTORS WITH EXECUTIVE DUTIES, CONSISTING OF STOCK OPTIONS.

Justification and advisability of the proposal:

The Board proposes the establishment of a senior management stock options plan as it considers that this remuneration formula enables better management of the Group's human resources in this area by providing the Company with an instrument to attract and retain managers in optimum market competition conditions.

This remuneration formula was applied in 2003 at other management levels of Grupo Ferrovial. It will now be applied at Senior Management level, including Executive Directors, and this, as envisaged in Article 130 and the Fourth Additional Provision of the Spanish Corporations Law, requires the prior agreement of the Shareholders' Meeting, which agreement must establish a number of items relating to the system, to be included in the Board's proposal.

Proposal:

"Approve a Stock Options Plan applicable to those members of the Board of Directors who perform executive duties and who occupy senior management posts

reporting directly to the Board or its delegate bodies. This system shall consist of the granting of options to purchase Grupo Ferrovial, S.A. shares, which may be exercised no less than three years and no more than six years after they are granted. This right shall depend upon attainment of a certain rate of return on consolidated equity.

Each option corresponds to one share and the total number of options which may be granted under the Plan may not exceed 1,700,000, equivalent to 1,700,000 shares (1.21% of the share capital of Grupo Ferrovial, S.A.).

In order to determine the strike price of the option, the value of the Company shares to be used as a reference shall be the share price understood as the arithmetic mean of the average market price in the twenty stock market sessions prior to the date on which the options were granted.

The Board of Directors, which may delegate to the Nomination and Remuneration Committee, shall determine the beneficiaries of the Plan, the number of options to be granted to each beneficiary and the corresponding premium, as well as the terms under which their receipt shall be determined by the effective obtainment of a certain return on consolidated equity and shall, in general, establish the characteristics and conditions of the Plan."

8. ITEM NINE ON THE AGENDA.

AUTHORISATION SO THAT, IN CONFORMITY WITH ARTICLES 75 AND RELATED ARTICLES OF THE SPANISH CORPORATIONS LAW (LEY DE SOCIEDADES ANÓNIMAS), THE COMPANY MAY ACQUIRE OWN SHARES DIRECTLY OR VIA CONTROLLED COMPANIES, AND REVOCATION OF THE PREVIOUS AUTHORISATION GRANTED BY THE SHAREHOLDERS' MEETING ON 21 MARCH 2003, AS WELL AS ALLOCATE PART OR ALL OF THE OWN SHARES ACQUIRED TO THE EXECUTION OF REMUNERATION PROGRAMMES WHICH ARE AIMED AT OR INVOLVE THE DELIVERY OF SHARES OR STOCK OPTIONS, IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE 75.1 OF THE SPANISH CORPORATIONS LAW.

Justification and advisability of the proposal:

Article 75 of the Spanish Corporations Law states that the acquisition of own shares, and the terms and conditions of same, must be authorised previously by the Shareholders' Meeting.

In anticipation of it being necessary or appropriate, in the Company's interest, to acquire own shares, it is proposed that the Shareholders' Meeting authorises those operations under the terms and for the period set out in the proposal.

Proposals:

One.-

"Authorise the Board of Directors to acquire shares of the Company on the market, either directly or via dependent companies, subject to the following limits and requirements:

- Type of acquisition: acquisition via purchase-sale or via any other *inter vivos* act for a valuable consideration.

- Maximum number of shares to be acquired: up to 5% of Grupo Ferrovial, S.A's capital stock, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A's capital stock.

- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the share price and the maximum acquisition price shall be 120% of the share price on the date of acquisition.

- Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total volume of Grupo Ferrovial S.A. shares traded in the previous ten sessions.

- Duration of the authorisation: eighteen (18) months from the date of this resolution.

All of these operations shall comply with the regulations regarding this matter contained in the Company's Internal Code of Conduct."

Two.-

"Revoke the authorisation regarding this matter that was granted by the Shareholders' Meeting on 21 March 2003."

Three.-

"Authorise the Board of Directors to allocate part or all of the own shares acquired to the execution of remuneration programmes which are aimed at or involve the delivery of shares or stock options, in accordance with the provisions of article 75.1 of the Spanish Corporations Law".

9. ITEM TEN ON THE AGENDA.

DELEGATION OF POWERS TO THE BOARD OF DIRECTORS TO ISSUE DEBENTURES, BONDS AND OTHER FIXED-INCOME SECURITIES, BOTH NON-CONVERTIBLE OR CONVERTIBLE AND/OR EXCHANGEABLE, AND WARRANTS ON NEWLY-ISSUED OR EXISTING SHARES OF THE COMPANY. ESTABLISHMENT OF CRITERIA TO DETERMINE THE CONDITIONS AND MODE OF CONVERSION AND/OR EXCHANGE AND/OR EXERCISE, AND ALLOCATION TO THE BOARD

OF DIRECTORS OF POWERS TO INCREASE CAPITAL AS NECESSARY AND TO SUPPRESS THE PREFERENTIAL SUBSCRIPTION RIGHTS OF SHAREHOLDERS AND HOLDERS OF CONVERTIBLE SECURITIES AND WARRANTS. AUTHORISATION SO THAT THE COMPANY MAY GUARANTEE OBLIGATIONS OF ALL TYPES WHICH MAY ARISE FROM THE ISSUE OF FIXED-INCOME SECURITIES AND WARRANTS BY SUBSIDIARIES.

Justification and advisability of the proposal:

As detailed in the Board of Directors Report accompanying the Shareholders' Meeting notice, this resolution is intended to provide the Company's governing body with the necessary capacity to raise funds from capital markets with the speed and efficacy which may be required according to the circumstances. In order to do so, the Board is provided with broad powers to legitimise this action, if it is necessary, without the need to call a Shareholders' Meeting to this effect, with the delays which the call to Meeting and the celebration of same would entail.

Proposal:

"Delegate to the Board of Directors, pursuant to the provisions of the general regime regarding the issuance of debentures in article 319 of the Mercantile Register Regulation, and applying the provisions of articles 153.1.b) and 159.2 of the Spanish Corporations Law, the power to issue fixed-income securities, both non-convertible and convertible and/or exchangeable, as well as warrants on newly-issued or existing shares, in accordance with the following conditions:

1. Securities to be issued: The securities which the Board is empowered to issue may be debentures, bonds and any other analogous fixed-income securities, both non-convertible and, in the case of debentures and bonds, exchangeable for shares in the Company or any other companies within the Group and/or convertible into Company shares, as well as warrants on newly-issued or existing Company shares.

2. Period: The Board may issue securities at one or more times within a maximum period of five year from the date of adoption of this resolution.

3. Maximum amount: The total amount of securities issued under this delegation, both non-convertible and convertible and/or exchangeable, and warrants, combined with existing Company issues outstanding at the time of use of the authorisation may not at that time exceed 75% of Grupo Ferrovial, S.A's equity as stated in the most recently approved balance sheet[2].

[2] The maximum amount of debentures envisaged in article 282.1 of the Spanish Corporations Law, i.e. share capital plus reserves plus regularisation and revaluation accounts is no longer applicable. Law 62/2003, of 30 December, on Fiscal, Administrative and Labour Measures, introduced article 111b into the Spanish Securities Market Law, by which said maximum limit for the issue of debentures does not apply to listed limited companies.

4. Scope of delegation: The use of these powers corresponds to the Board of Directors, which shall determine the conditions of each issue, including but not limited to:

(i) The amount, always within the overall limit expressed above;

(ii) The place of issue—domestic or abroad—and the issue currency and, where it is a foreign currency, its equivalent in euros;

(iii) The type, whether bonds or debentures (including subordinated), warrants or any other type admitted by Law;

(iv) The issue date(s); the number of securities and, if applicable, the nominal value, which shall not be lower than the nominal value of the shares;

(v) The interest rate, dates and coupon payment methods;

(vi) In the case of warrants, the amount and, if applicable, the method of calculating the premium and the exercise price;

(vii) Whether it is perpetual or redeemable and, in the latter case, the amortisation period and date of maturity;

(viii) The call price, premiums and drawing of lots;

(ix) Guarantees;

(x) The form of representation, by certificates or book entries;

(xi) The pre-emptive subscription rights, if applicable, and the subscription regime;

(xii) Applicable legislation;

(xiii) Application, if appropriate, for listing on official and unofficial secondary markets, whether organised or unorganised, domestic or foreign, of the securities issued, in accordance with the requirements of the applicable legislation and, in general, any other condition of issuance;

(xiv) And, if applicable, appoint the securityholders' agent and approve the fundamental rules governing the legal relationship between the Company and the syndicate of holders of the issued securities.

5. Conditions and mode of conversion and/or exchange of debentures and bonds: In the case of the issuance of convertible and/or exchangeable debentures and bonds, and for the purposes of determining the conditions and modes of conversion and/or exchange, the following criteria are established:

(i) The securities issued pursuant to this resolution shall be convertible into new Company shares and/or exchangeable for existing

Company shares, the Board of Directors being empowered to determine whether they are convertible and/or exchangeable, as well as whether they are obligatorily or voluntarily convertible and/or exchangeable and, when voluntarily, whether the option lies with the holder or the issuer, with the frequency and within the period established in the issue resolution, which cannot exceed ten (10) years from the date of issue.

(ii) The Board may also establish, where the issue is convertible and exchangeable, that the issuer reserves the right to choose at any time between conversion into new shares or exchange for existing shares, determining the nature of the shares to be delivered at the time of conversion or exchange, and may also choose to deliver a combination of new and existing shares. In any case, the issuer must treat all holders of fixed-income securities who convert or exchange on the same day on an equal basis.

(iii) Normally, the conversion and/or exchange ratio shall be fixed and, for such purposes, fixed-income securities shall be valued at their nominal amount and shares at a fixed price determined in the Board of Directors resolution in which the power is used, or at a price to be determined on the date(s) indicated in the resolution, and according to the stock market price of Company shares on the date(s) or in the period(s) taken as a reference in said resolution. In any case, the share price, for the purposes of conversion or exchange, may not be lower than the greater of the following values: (i) the arithmetic mean of the closing price of Company shares in the Spanish electronic market in a period to be determined by the Board of not more than three months and not less than fifteen days prior to the date of adoption of the resolution by the Board to issue fixed-income securities; and (ii) the closing price of the share in the same electronic market on the day prior to adoption of said issue resolution.

Notwithstanding the provisions of the previous paragraph, debentures and bonds may be issued with a variable conversion and/or exchange ratio. In this case, the share price for the purposes of conversion or exchange shall be the arithmetic mean of the closing price of Company shares in the electronic market in a period to be fixed by the Board of not more than three months and not less than fifteen days prior to the date of conversion and/or exchange, with a premium or a discount, as the case may be, on said share price. The premium or discount may be different for each conversion and/or exchange date for each issue (or, if applicable, each tranche), although if a discount is established on the share price, it may not exceed 30%.

(iv) On conversion and/or exchange, any fractions of shares to be delivered to the holder of the debentures shall be rounded down to the nearest whole number and each holder shall receive any resulting difference in cash.

(v)In accordance with the provisions of article 292.3 of the Spanish Corporations Law, debentures may not be converted into shares when the nominal value of the former is less than that of the latter. Additionally, the value of the share may not under any circumstances be lower than its nominal value.

(vi) When approving an issue of convertible and/or exchangeable debentures or bonds within the scope of the authorisation contained in this resolution, the Board of Directors shall issue a Directors' Report to elaborate upon and determine, using the previously mentioned criteria, the specific conditions and modes of conversion applicable for the issue. This report shall accompany the corresponding auditor's report referred to in article 292 of the Spanish Corporations Law. The aforementioned reports shall be made available to shareholders and, if appropriate, to holders of convertible and/or exchangeable fixed-income securities and/or warrants, and disclosed to the first Shareholders' Meeting held after the issue resolution.

6. <u>Conditions and mode of exercise of warrants</u>: In the case of the issuance of warrants, to which the provisions of the Spanish Corporations Law for the issuance of convertible debentures are applicable by analogy, and in order to determine the conditions and mode of exercise, the following criteria are established:

(i) Warrants issued within the scope of this resolution may confer the right to subscribe new Company shares and/or acquire existing Company shares, the Board of Directors being empowered to determine whether they confer the right to subscribe new shares or acquire existing shares.

(ii) The period for exercising the issued securities shall be determined by the Board and may not exceed ten (10) years from the date of issue.

(iii) The Board may also establish that the Company retains the right to decide whether the warrant holder must subscribe new shares or acquire existing shares at the time of exercise, and to choose to deliver a combination of new and existing shares. In any case, the issuer must treat all holders who choose to exercise their warrants on the same day on an equal basis.

(iv) The warrant exercise price shall be that established by the Board of Directors in the issue resolution, or shall be established on the date(s) indicated in the Board of Directors resolution according to the price of the Company's shares on the stock market on the date(s) or in the period(s) used as a reference in the resolution. The exercise price may vary according to the time of exercise of the warrant. In any case, the share price to be considered must not be lower than the higher of: (i) the arithmetic mean of the closing price of Company shares in the Spanish electronic market in a period to be determined

by the Board of not more than three months and not less than fifteen days prior to the date of adoption of the warrant issue resolution by the Board; and (ii) the closing price of Company shares in the same electronic market on the day prior to adoption of said issue resolution.

The sum of the premium(s) paid for each warrant and its exercise price may not under any circumstances be lower than the Company share price taken in accordance with the provisions of the preceding paragraph, or lower than the nominal value of the Company share.

(v) When approving an issue of warrants within the scope of the authorisation contained in this resolution, the Board of Directors shall issue a Directors' Report to elaborate upon and determine, using the previously mentioned criteria, the specific conditions and modes of exercise applicable for the issue. This report shall be accompanied by the auditor's report referred to in article 292 of the Spanish Corporations Law. The aforementioned reports shall be made available to shareholders and, as appropriate, to holders of convertible and/or exchangeable fixed-income securities and/or warrants, and disclosed to the first Shareholders' Meeting held after the issue resolution.

7. Other powers delegated to the Board: in any case, the empowerment to issue convertible and/or exchangeable debentures and bonds and warrants shall include but is not limited to the following powers:

a) The power to increase capital by the amount necessary to cater for convertible security conversion requests or warrant exercise requests regarding new shares. This power may only be exercised where the Board, in adding the capital increase to cater for the issue of convertible debentures or bonds or the exercise of warrants on new shares to other capital increases agreed within the scope of the authorisations granted by the Shareholders' Meeting, does not exceed the limit of half of the share capital figure envisaged in article 153.1.b) of the Spanish Corporations Law. This power to increase capital includes the power to issue and circulate, at one or more times, the shares necessary to cater for the conversion or exercise, as well as the power to redraft the article in the Bylaws relating to the share capital figure and, if necessary, the power to cancel any part of said capital increase that is not necessary for the conversion into shares or the exercise of warrants.

b) The power to suppress, within the scope of the provisions of article 159.2 of the Spanish Corporations Law, the pre-emptive subscription right of shareholders, holders of convertible and/or exchangeable bonds or debentures and warrant holders when it is necessary to raise funds in national or international markets or by any other means in the interests of the Company. In any case, if the Board resolves to suppress the pre-emptive subscription right relating to a specific issue of convertible bonds or debentures or warrants on new shares which it decides to make within the scope of this authorisation, on approving

the issue it shall issue a report detailing the specific reasons with regard to the interests of the Company which justify the measure, which shall also require an accompanying auditors' report, as envisaged in article 159.2 of the Spanish Corporations Law. The aforementioned reports shall be made available to shareholders and to holders of convertible debentures or bonds, and disclosed to the first Shareholders' Meeting held after the issue resolution.

c) The power to elaborate upon and determine the conditions and mode of conversion and/or exchange and/or exercise according to the previously-established criteria.

8. Disclosure to shareholders: In subsequent Shareholder Meetings, the Board of Directors shall disclose any use which may have been made up to that point of the delegated powers referred to in this resolution.

9. Guarantee of issues by subsidiaries: the Board of Directors is also authorised to guarantee, on behalf of the Company and for a maximum period of five years from the date of adoption of this resolution, all obligations of any type which may arise from the issuance of fixed-income securities (debentures, bonds or any other securities) and warrants by its subsidiaries.

10. Listing of securities: The Company shall apply for listing on official and unofficial secondary markets, whether organised or unorganised, domestic or foreign, of the debentures, bonds and other securities issued by virtue of this delegation, empowering the Board to carry out such procedures and actions as may be necessary for listing before the competent authorities of the various national and foreign securities markets.

For the purposes of the provisions of article 27 of the Stock Exchange Regulation, it is expressly stated that, in the event that delisting of the securities issued by virtue of this delegation is subsequently requested, the delisting shall be carried out with the same requirements as envisaged in said article and, in such event, the interests of shareholders or holders of debentures who oppose or abstain from the resolution shall be safeguarded, in accordance with the provisions of the Spanish Corporations Law and related provisions, the foregoing being in accordance with the provisions of the aforementioned Stock Market Regulation and the Spanish Securities Market Law and its implementing provisions."

10. ITEM ELEVEN ON THE AGENDA.

DELEGATION OF POWERS TO FORMALISE, REGISTER AND EXECUTE THE RESOLUTIONS ADOPTED BY THE SHAREHOLDERS' MEETING AND EMPOWERMENT TO FORMALISE THE DEPOSIT OF THE FINANCIAL STATEMENTS AS REFERRED TO IN ARTICLE 218 OF THE SPANISH CORPORATIONS LAW.

Justification and advisability of the proposal:

The practical efficacy of some of the resolutions adopted at this Shareholders' Meeting depends on performing certain formalities; therefore, it is proposed that executive directors shall be delegated with the necessary powers to perform those formalities.

Proposal:

"Delegate to the Chairman of the Board of Directors, Mr. Rafael del Pino y Calvo-Sotelo, to the CEO, Mr. Joaquín Ayuso García, and to the Director-Secretary, Mr. José María Pérez Tremps, the power for any of them, without distinction, to formalise and express as a public instrument the resolutions adopted by this Shareholders' Meeting and, in particular, to present for filing at the Mercantile Registry the certificates of the resolutions approving the financial statements and the distribution of income, attaching the legally-required documents, and to grant any other public or private document that may be required to register the adopted resolutions at the Mercantile Registry, including the power to remedy or rectify on the basis of verbal or written comments made by the Registrar."

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

On 27 February 2004, the Board of Directors of GRUPO FERROVIAL, S.A. approved the Company's 2003 Corporate Governance Report, whose text is attached, which will be made available to shareholders on the occasion of the Shareholders' Meeting notice and may be examined and obtained through the Company's web site (www.ferrovial.com).

Madrid, 1 March 2004.

José María Pérez Tremps
Director and Secretary

2003 CORPORATE GOVERNANCE REPORT

CONTENTS

2. SIGNIFICANT STAKES AND CONTROL.

3. RELATIONS BETWEEN OWNERS OF SIGNIFICANT STAKES AND THE COMPANY AND AMONG THE OWNERS THEMSELVES.

4. STAKES OWNED BY THE DIRECTORS.

5. SHAREHOLDERS' AGREEMENTS AND CONCERTED ACTIONS.

6. OWN SHARES

a) Own share data.
b) Authorisation granted to the Board of Directors to acquire own shares.

7. LEGAL AND BYLAW RESTRICTIONS ON VOTING RIGHTS AND ON BUYING AND SELLING SHARES.

B) <u>BOARD OF DIRECTORS STRUCTURE</u>.

1. FUNCTIONS AND COMPOSITION OF THE BOARD OF DIRECTORS.

a) Functions of the Board of Directors.
b) Preparation of financial statements.
c) Composition of the Board of Directors.
d) Profile of the independent Directors.
e) Officers of the Board of Directors.

2. EXECUTIVE COMMITTEE.

3. ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS.

a) Audit and Control Committee.

i) Composition and functions.
ii) Relations with external auditors.

b) Nomination and Remuneration Committee.

4. SELECTION, APPOINTMENT AND REMOVAL OF DIRECTORS.

a) Selection of Directors.
b) Office term.

c) Resignation of Directors.

5. WORKING OF THE BOARD OF DIRECTORS.

a) Board meetings.
b) Representation.
c) Quorum
d) Assessment of the Board of Directors.

6. DIRECTORS' REMUNERATION.

a) Establishment of Directors' remuneration.
b) Bylaws relating to remuneration.
c) Remuneration system in 2003.

i) Meeting attendance fees.
ii) Earnings-based variable remuneration.
iii) Other items.

d) Payment system.
e) Board of Directors remuneration.

i) Bylaw mandated remuneration.
ii) Remuneration of executive Directors.
iii) Remuneration of members of governing bodies of other group, multi-group or associated undertakings.
iv) Pensions and life insurance premiums.
v) Advances and loans.

f) Remuneration of Senior Management, including Board members with executive functions.

7. BOARD OF DIRECTORS REGULATION.

8. OTHER INFORMATION ABOUT THE BOARD OF DIRECTORS.

a) Directors who represent or are related to significant shareholders or were nominated by them.
b) Directors of the Company who belong to the Board of Directors of companies with significant holdings.
c) Ferrovial Directors who are members of the Board of Directors of other listed companies.
d) Directorships or management positions of Directors in other group companies.
e) Other significant information about the Board of Directors.

i) Stakes held by the Board in companies that perform an activity that is the same as, or similar or complementary to, that of the Company.
ii) Other information.

C) <u>RELATED-PARTY TRANSACTIONS AND INTRAGROUP TRANSACTIONS</u>.

1. RELATED-PARTY TRANSACTIONS.

a) Rules.

i) Transaction approval.
ii) Conflicts of interest.

b) Transactions with significant shareholders.
c) Transactions with Directors of Grupo Ferrovial, S.A.
d) Transactions with Senior Management of Grupo Ferrovial, S.A.
e) Transactions with Directors and managers of the group of companies.

2. SIGNIFICANT INTRAGROUP TRANSACTIONS.

D) <u>RISK CONTROL SYSTEMS.</u>

1. RISKS COVERED BY THE CONTROL SYSTEMS.

2. RISK CONTROL SYSTEMS.

a) Control systems.

i) Management systems.
ii) Risk coverage systems.

b) Internal supervision procedure.

E) <u>FUNCTIONING OF SHAREHOLDERS' MEETING</u>

1. CONVENING SHAREHOLDERS' MEETINGS AND ADOPTING RESOLUTIONS.

    a) Convening Shareholders' Meetings.
    b) Adopting resolutions.

2. SHAREHOLDERS' MEETING REGULATION. RIGHTS AND ATTENDANCE OF SHAREHOLDERS AT SHAREHOLDERS' MEETINGS.

    Announcement of meetings
    Drafting of agendas
    Right to be informed
    Attendance of external auditors
    Audit and Control Committee participation
    Public solicitations of proxies
    Shareholder participation

3. SHAREHOLDERS' MEETINGS IN 2003.

    a) Attendance.
    b) Summary of the adopted resolutions.

4. DISSEMINATION OF INFORMATION ABOUT THE COMPANY.

    a) Fair, symmetrical dissemination.
    b) Corporate governance.

F) DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

INTRODUCTION

Law 26/2003, dated 17 July, which amended the Securities Market Law and the Spanish Corporations Law, in order to reinforce listed companies' transparency, imposes upon them, *inter alia*, the obligation to publish an annual report on corporate governance.

The Ferrovial Group has published an annual report on corporate governance since its stock market debut in 1999. In the early years, the Group took account of the recommendations contained in the "Report by the special commission to study an ethical code for Boards of Directors" (the "Olivencia Report") and included a corporate governance section in its annual report detailing the extent to which it applied these circumstances. In 2003, Ferrovial published the corporate governance report on 2002, explaining its compliance with the recommendations of the "Report by the special commission to foster transparency and security in the markets and in listed companies" (the "Aldama Report").

This 2003 corporate governance report describes the group's compliance with the provisions of Law 26/2003 and Ministerial Order 3722/2003, dated 26 December, implementing that law.

For clarity, the capitalised terms used in this report will have the following meaning, unless otherwise indicated:

Ferrovial: Grupo Ferrovial, S.A. and the subsidiaries that, with respect to the former, belong to one the situations envisaged in article 4 of the Securities Market Law.

Ferrovial Group or **the Company** Grupo Ferrovial, S.A., which has registered offices in calle Príncipe de Vergara, 135, Madrid, and tax identification number A28/606556.

Senior Management: Executive Directors and the persons who are members of the Company's Management Committee or who report directly to the Board of Directors, the Executive Committee or the Managing Directors of the Company.

Directors The members of the Board of Directors of Grupo Ferrovial, S.A.

Other terms contained in this annual report on corporate governance are defined in Grupo Ferrovial, S.A.'s Board of Directors Regulation.

A) OWNERSHIP STRUCTURE

1. SHARE CAPITAL.

Grupo Ferrovial, S.A.'s share capital amounts to 140,264,743 euros, divided into 140,264,743 shares each with a nominal value of one (1) euro. All the shares are of the same class and series.

The latest change in share capital was a reduction of 1,867,404 euros through the redemption of 1,867,404 own shares each with a nominal value of one (1) euro, based on a resolution by the Shareholders' Meeting dated 31 March 2000.

2. SIGNIFICANT STAKES AND CONTROL.

Based on the information provided to the Company, at 31 December 2003 the owners of significant stakes in Grupo Ferrovial, S.A. were those listed in the next table.

To determine the concept of significant stake, as established by the Ministerial Order dated 26 December 2003, the provisions of Royal Decree 377/1991, dated 15 March, were applied:

Owner of significant stake	Number of shares	% of share capital
Portman Baela, S.L.	56,855,473	40.534
Casa Grande de Cartagena, S.L.	24,930,516	17.774

In 2003, Casa Grande de Cartagena, S.L. acquired the stake previously owned by Profesa Investment B.V.

According to the notification to the Comisión Nacional del Mercado de Valores and to the Company itself, on 24 November 2003 the "concerted family group" formed by Rafael del Pino y Moreno and his five children indirectly controlled (through Portman Baela, S.L. and Casa Grande de Cartagena, S.L.) 58.308% of GRUPO FERROVIAL, S.A.'s share capital.

3. RELATIONS BETWEEN OWNERS OF SIGNIFICANT STAKES AND THE COMPANY AND AMONG THE OWNERS THEMSELVES.

In addition to the family ties stated in the preceding paragraph, Portman Baela, S.L. and Casa Grande de Cartagena, S.L. are also members of Grupo Ferrovial, S.A.'s Board of Directors.

Rafael del Pino y Moreno, the Company's founder, is also its Honorary President.

Rafael del Pino y Calvo-Sotelo has been the Chairman of Grupo Ferrovial, S.A. since 2000 and is a Director. Fernando del Pino y Calvo-Sotelo is also a Director. María del Pino y Calvo-Sotelo represents Casa Grande de Cartagena, S.L. on the Board of Directors.

Leopoldo del Pino y Calvo-Sotelo is the CEO of subsidiary Cintra Aparcamientos, S.A.

This corporate governance report and the annual report provide information about commercial transactions with the owners of significant stakes.

4. STAKES OWNED BY THE DIRECTORS.

Based on the information provided by the Directors to the Company, at the end of 2003 their combined holdings, including those corresponding to significant shareholders, amounted to 82,404,899 shares, i.e. 58.746% of capital.

The Board of Directors' stakes are broken down as follows:

		Indirect	% of capital
Rafael del Pino y Calvo-Sotelo	970	(*)	(*)
Fernando del Pino y Calvo-Sotelo	970		
Santiago Bergareche Busquet	601,858	---	0.429
Jaime Carvajal Urquijo	6,959	390	0.005
Joaquín Ayuso García	1,734	---	0.001
PORTMAN BAELA, S.L.	56,855,473	---	40.534
Juan Arena de la Mora	1,721	---	0.001
Santiago Eguidazu Mayor	940	891	0.001
Gabriele Burgio	1,507	---	0.001

		Indirect	% of capital
CASA GRANDE DE CARTAGENA, S.L., represented by María del Pino Calvo-Sotelo (*)	24,930,516	---	17.774
José María Pérez Tremps	970	---	0.0007

(*) As stated in section 1 above, those Directors/representatives of Directors are part of the family group who indirectly control 58.3% of share capital, through Portman Baela, S.L. and Casa Grande de Cartagena, S.L.

5. SHAREHOLDERS' AGREEMENTS AND CONCERTED ACTIONS.

The Company is not aware of any shareholders' agreements that regulate the exercise of voting rights at shareholders' meetings or which restrict or condition the free transfer of Company shares.

According to the notification to the CNMV and to the Company on 24 November 2003, and for the purposes of the provisions of Royal Decree 377/1991, a tacit agreement for concerted action is presumed to exist between PORTMAN BAELA, S.L. and CASA GRANDE DE CARTAGENA, S.L., since the aforementioned family group controls both of them.

6. OWN SHARES

a) Own share data.

Own shares accounted for 0.83% of capital at 31 December 2003, down from 2.21% at 31 December 2002.

In 2003, there were no significant changes in own shares, in accordance with the meaning given in Royal Decree 377/1991, dated 15 March.

The aforementioned percentage at 31 December 2003 represents 936,327 directly owned shares and 198,310 indirectly owned shares. The average acquisition cost was 15.15 euros per share.

Transactions with own shares amounted to a net result of 18,113,000 euros.

b) Authorisation granted to the Board of Directors to acquire own shares.

On the date of this report, the authorisation granted to the Board of Directors to acquire own shares by the Shareholders' Meeting on 21 March 2003 was in force, subject to the following terms:

- Form of acquisition: acquisition via purchase-sale or via any other *inter vivos* act for a valuable consideration.

- Maximum number of shares to be acquired: up to five per cent (5%) of Grupo Ferrovial, S.A.'s share capital, free of all liens and encumbrances, provided that the shares have been fully paid up and are not bound to compliance with any type of obligation, and that the par value of the acquired shares plus those held by Grupo Ferrovial, S.A. and any of its dependent companies does not exceed the aforementioned 5% of Grupo Ferrovial, S.A.'s share capital.

- Minimum and maximum acquisition price: the minimum acquisition price of the shares shall be equivalent to 75% of the market price and the maximum acquisition price shall be 120% of the market price on the date of acquisition.

- Maximum trading volume: the maximum daily trading volume resulting from the acquisition of own shares shall not be more than 25% of the average total trading volume of Grupo Ferrovial, S.A. shares in the previous ten sessions.

- Duration of the authorization: eighteen (18) months from the date of the resolution.

7. <u>LEGAL AND BYLAW RESTRICTIONS ON VOTING RIGHTS AND ON BUYING AND SELLING SHARES.</u>

There are no types of restrictions on the exercise of voting rights or on the acquisition or sale of stakes in share capital.

B) BOARD OF DIRECTORS STRUCTURE

1. FUNCTIONS AND COMPOSITION OF THE BOARD OF DIRECTORS.

a) Functions of the Board of Directors.

The function of the Board of Directors of Grupo Ferrovial S.A. is to manage, represent and supervise as may be necessary so a to ensure that the Company meets its corporate purpose, while seeking to protect the Company's general interests and create value to the benefit of all the shareholders.

Without prejudice to the powers delegated to it, the Board, directly or through its Committees, has exclusive powers regarding a number of matters, including:

- Appointment, remuneration and, where appropriate, removal of senior managers.
- Approval and oversight of the strategies established for the Company's development.
- Oversight and evaluation of the executives' conduct of business.
- Incorporation of new companies and acquisition or sale of stakes in existing companies, where the latter imply the obtainment or loss of a majority stake, exceeding certain percentages of ownership, or the commencement or abandonment of business lines.
- Mergers, spin-offs or concentrations involving the Company or any of its direct investees.
- Investment, divestment, financing or guarantee transactions involving substantial group assets or for amounts above specific thresholds.
- Policy of disclosure and reporting to shareholders, markets and public opinion.

b) Preparation of financial statements

Regarding the power to draft the financial statements, the Board Regulation states the following:

- The financial statements shall be drafted in such a way to avoid any qualifications from the auditor.
- Nevertheless, if there is a qualification and the Board believes that its position is sound, it must publicly explain the content and scope of the discrepancy.
- The financial statements submitted for the Board's approval must be certified beforehand by the Company's Chairperson, Chief Executive Officer and Chief Financial Officer.

The 2003 financial statements will be certified by Rafael del Pino y Calvo-Sotelo, as Chairman of the Board of Directors, Joaquín Ayuso García, as Chief Executive Officer, and Nicolás Villén Jiménez, as Chief Financial Officer.

c) Composition of the Board of Directors.

The Bylaws and the Regulation state that the Board of Directors shall strive to ensure that external or non-executive Directors represent a broad majority of the Board. The Board must also strive to ensure that the majority group of external Directors includes domanial Directors and independent Directors, with a significant proportion of the latter.

In 2003, the Board of Directors consisted of eleven members (between the minimum of six and maximum of fifteen permitted by the Bylaws).

The Board of Directors of Grupo Ferrovial, S.A. had the following composition at the date of this annual report, based on the definitions contained in the Board Regulation:

Executive Chairman: • Rafael del Pino y Calvo-Sotelo	Executive and domanial
Vice-Chairmen: • Santiago Bergareche Busquet • Jaime Carvajal Urquijo	External (*) External and independent
CEO: • Joaquín Ayuso García	Executive
Directors: • Fernando del Pino y Calvo-Sotelo • CASA GRANDE DE CARTAGENA, S.L., represented by María del Pino y Calvo-Sotelo • PORTMAN BAELA, S.L., represented by Eduardo Trueba Cortés • Juan Arena de la Mora • Santiago Eguidazu Mayor • Gabriele Burgio	External and domanial External and domanial External and domanial External and independent External and independent External and independent
Director and Secretary: • José María Pérez Tremps	Executive

(*) Executive Director until 25 January 2002.

The only change in the composition of the Board in 2003 was the replacement of Profesa Investments B.V. by Casa Grande de Cartagena, S.L., which was approved by the Shareholders' Meeting on 21 March 2003. According to the information provided to the shareholders before that Meeting, the change was because Casa Grande de Cartagena, S.L. had acquired the stake previously owned by Profesa Investments B.V.

That Shareholders' Meeting also ratified the cooption of Gabriele Burgio and reappointed Rafael del Pino y Calvo-Sotelo, José María Pérez Tremps, Santiago Eguidazu Mayor, Juan Arena de la Mora and Portman Baela, S.L. to the Board.

d) <u>Profile of the independent Directors</u>.

- *Jaime Carvajal y Urquijo*

  - Member of the Board of Directors since 1999.
  - Law Degree (Madrid) and M.A. in Economics (Cambridge University, UK).
  - Chairman of Advent Internacional (España), Ericsson España, S.A. and ABB, S.A., Director at Lafarge Asland, Aviva and Solvay Ibérica.
  - Former Chairman of Ford España, S.A.

- *Juan Arena de la Mora*

  - Member of the Board of Directors since 2000
  - Ph.D. in Engineering (ICAI), Degree in Business Studies, Degree in Psychology, Diploma in Tax Studies and AMP (Harvard Business School).
  - Director at Bankinter since 1987 and CEO since 1993.
  - Chairman of Bankinter since 2002.

- *Santiago Eguidazu Mayor*

  - Member of the Board of Directors since 2001.
  - Civil Service Economist and Trade Expert.
  - Chairman of Nmás1.
  - Formerly partner, CEO and Vice-Chairman of AB Asesores and Vice-Chairman of Morgan Stanley Dean Witter

- *Gabriele Burgio*

  - Member of the Board of Directors since June 2002.
  - Law Degree and M.B.A. (INSEAD, Fontainebleau).
  - Executive Chairman of NH Hoteles since 1999.
  - Formerly CEO of Cofir and employee at Bankers Trust (New York) and Manufacturers Hannover (Italy).

e) Officers of the Board of Directors

- Rafael del Pino y Calvo-Sotelo has been the Company's Executive Chairman since 1992. On 29 June 2000, the Board of Directors resolved to appoint Rafael del Pino y Calvo-Sotelo Chairman of the Board of Directors.

- The current Vice-Chairmen of the Board of Directors are not executives.

- The company appointed a CEO in February 1999.

- The Board Secretary is also a Director. His mission is to supervise the formal and material legality of the Board of Directors' actions and to ensure that the procedures and rules of governance are respected and regularly revised. His functions include:

  - Those inherent to his position as the Secretary to the Board of Directors: assisting the Chairman in his tasks; offering the Directors any advice and information that may be necessary; keeping the corporate documentation;

duly entering the contents of the Board of Directors' meetings in the minutes; and certifying the Board of Directors' resolutions.

- Resolving any doubts about applying the Board Regulation.
- Ensuring that the procedures and rules of governance are respected and regularly revised.

2. EXECUTIVE COMMITTEE.

In July 2000, in accordance with the Bylaws, the Board of Directors established an Executive Committee to which it expressly delegated all the powers corresponding to the Board of Directors, except the powers that cannot be delegated under the law or the Bylaws.

The Executive Committee currently comprises the following Directors:

EXECUTIVE	**Rafael del Pino y Calvo-Sotelo**	(domanial)
	Joaquín Ayuso García	
	José María Pérez Tremps	
EXTERNAL	**Santiago Bergareche Busquet (*)**	
	Jaime Carvajal Urquijo	(independent)
	Fernando del Pino y Calvo-Sotelo	(domanial)

(*) Executive until 25 January 2002.

The Executive Committee is chaired by the Chairman of the Board of Directors and the Committee's Secretary is the Secretary to the Board of Directors.

The rules governing the Executive Committee are based on the same principles governing the Board of Directors and are included in the corresponding Regulation.

In the Board of Directors meeting immediately subsequent to a meeting of the Executive Committee, the Board members are notified of the resolutions approved at the Executive Committee meeting and are supplied with a copy of the corresponding minutes.

The Committee's ordinary meetings are held at least once a month.

The Executive Committee held twelve meetings in 2003.

3. ADVISORY COMMITTEES TO THE BOARD OF DIRECTORS.

The Advisory Committees to the Board of Directors are the Audit and Control Committee and the Nomination and Remuneration Committee, which were created in 1999.

These Committees comprise external Directors only, in accordance with the Board Regulation, and they have the powers of information, advice, supervision and proposal in the matters of their respective competence. The Committees' powers of proposal do not preclude the possibility of the Board deciding on such matters on its own initiative, while duly consulting the corresponding Committee.

According to the Board Regulation, a decision which clashes with a Committee's recommendations can only be adopted with a resolution by the Board of Directors.

In accordance with the Board Regulation, the Chairmen of both Committees are independent Directors. They also share the same limits as to minimum and maximum number of members, as established by the Board Regulation: between four and six.

The Committees shall regulate their own functioning and, where not specifically envisaged, the rules established in the Board Regulation in relation to the Board apply.

a) Audit and Control Committee

i) Composition and functions.

The current composition of the Audit and Control Committee is as follows:

• **Santiago Eguidazu Mayor** *Chairman*
• **Santiago Bergareche Busquet**
• **CASA GRANDE DE CARTAGENA, S.L.,**

Represented by María del Pino y Calvo-Sotelo
• **Gabriele Burgio**

On 21 March 2003, the Shareholders' Meeting resolved to amend the Bylaws to include the Audit and Control Committee Regulation, in accordance with Law 44/2002 on Measures to Reform the Financial System, and to include other powers for the Committee, in addition to those required by that Law, such as monitoring the compliance with the internal code of conduct in matters relating to the securities markets.

The main functions of the Audit and Control Committee are as follows:

- Establishing adequate measures to ensure that the provision of advisory and consulting services by the external audit firm or companies in its group does not jeopardise the external auditor's independence.

- Supervising compliance with the legal requirements and the correct application of generally accepted accounting principles.

- Liasing between the Board of Directors and external auditors, and evaluating the results of each audit.

- Supervising the information which the Board of Directors must approve and include in its annual public documentation

- Assisting the Board in its mission of ensuring the correctness and reliability of periodical financial information.

- Informing the procedure to appoint and replace the internal audit manager.

- Analysing and evaluating the main business risks and the systems established to manage and control them.

The Company's management report includes a report on the Committee's activities in the year.

The Audit and Control Committee held six meetings in 2003.

ii) Relations with external auditors.

Another function of the Audit and Control Committee is to propose the appointment, conditions of engagement, extent of professional mandate and, where appropriate, revocation or non-renewal, of the auditor.

The Audit and Control Committee can never propose to the Board of Directors to engage an audit firm where the fees it plans to pay, under all headings, exceeds 5% of the firm's total revenues in the last business year.

Moreover, the Company has established an internal procedure by virtue of which the engagement from the external auditor of Grupo Ferrovial, S.A., its subsidiaries or an entity related to the audit firm of any professional service other than the actual review of the financial statements must be authorised beforehand by the CFO.

The Audit and Control Committee's report, which is included in the Company's management report, reports on the meetings held with the external auditor.

b) Nomination and Remuneration Committee

The current composition of the Nomination and Remuneration Committee is as follows:

• **Juan Arena de la Mora** ***Chairman***
• **Santiago Bergareche Busquet**
• **Jaime Carvajal Urquijo**
• **Santiago Eguidazu Mayor**

The main functions of the Nomination and Remuneration Committee are as follows:

- Informing the proposals for the appointment of Directors and of the CEO.
- Proposing the members of each Committee.
- Informing the system and amount of annual remuneration for Directors.
- Informing the appointment or dismissal of the executives who report directly to the CEO.
- Proposing the system and amount of annual remuneration for Directors.

- Informing the contracts and remuneration system for Senior Management.
- Informing the exemptions and authorisations in matters relating to Directors' duties.
- Informing Company transactions with shareholders, Directors and Senior Management subject to Board approval.
- Establishing measures to ensure that Ferrovial does not hire, as employees or senior managers, persons who have performed research on the Company at rating agencies in the two years after the analyst leaves the agency.

The Nomination and Remuneration Committee held eight meetings in 2003.

4. SELECTION, APPOINTMENT AND REMOVAL OF DIRECTORS.

a) Selection of Directors

The Board of Directors Regulation establishes a procedure for the appointment and re-appointment of Directors. When applied, this process has been carried out with the involvement of specialist selection firms.

The Nomination and Remuneration Committee drafts the candidate selection criteria, which are submitted for Board approval.

The company strives to ensure that persons appointed as Directors are of acknowledged ability, competence and experience.

The Board of Directors Regulation states that the following persons, for example, cannot be appointed as independent Directors:

- Those who have, or have recently had a stable significant professional, labour or commercial relation with, among others, Ferrovial.
- Those who own over 2% of the Company's capital.

The Board of Directors Regulation also states that domanial Directors cannot have stable significant commercial, economic, labour or professional relations, directly or indirectly, with Ferrovial, except those inherent to their posts as Chairperson or CEO.

The Nomination and Remuneration Committee must also inform the Board of Directors about the appointment of the CEO and the Secretary, and proposes the members of each Committee.

The Nomination and Remuneration Committee's report is equally mandatory for the reappointment of Directors.

The Board Regulation does not establish any specific requirement for appointing the Board Chairperson.

b) Office term

In accordance with the Company's Bylaws and the Board Regulation, a Director's term of office is three years, with the possibility of re-election.

c) Resignation of Directors

The Regulation also establishes the reasons for which a Director must tender his/her resignation to the Board of Directors, namely:

- In the case of executive Directors, whenever the Board of Directors sees fit.
- In the case of domanial Directors, upon disposal of the holding in the Company on the basis of which they were appointed.
- In the event of infringement of any of the incompatibility regulations or prohibitions established by law or by the internal regulations.
- Upon request by the Board of Directors due to breach of the Director's obligations.
- When the Director's position on the Board of Directors may jeopardise Ferrovial's interests.
- Upon reaching the age of 70. The Chairperson and Vice-Chairperson (if executives), the CEO and Secretary of the Board must resign at 65, but may continue as Directors and hold the office of Chairperson or Vice-Chairperson if they are not executives.
- When there are significant changes in their professional situation or in the conditions by virtue of which they were appointed Directors.

- When, due to events attributable to the Director, his/her permanence on the Board seriously jeopardises the Company's net worth or reputation, in the latter's judgement.

5. WORKING OF THE BOARD OF DIRECTORS.

a) Board meetings

The Board normally meets on a monthly basis or at the Chairperson's initiative whenever the latter sees fit, or whenever at least two Board members so request.

Notice of meetings is sent personally to each Director in writing sufficiently in advance, remitting the necessary documentation about the items on the agenda.

The Board drafts an annual meeting schedule.

It is considered that the information supplied to the Board of Directors in 2003 was appropriate and sufficient for it to familiarize itself with the matters for deliberation; senior executives frequently attended Board meetings to present the matters in their areas of responsibility.

The Board of Directors held twelve meetings in 2003, all of which were attended by the Chairman.

b) Representation

In accordance with the Board of Directors Regulation, if a Director cannot attend a meeting, he/she must try to grant a proxy, with voting instructions, to another Board member.

c) Quorum.

The Board is validly convened when at least half of its members are present or represented.

Unless a legal bylaw or provision states otherwise, the resolutions are adopted by absolute majority of those in attendance.

If there is a tie, the Chairperson's vote shall decide.

d) Assessment of the Board of Directors

In accordance with the Board of Directors Regulation, at least one of the meetings held each year must be dedicated to assessing the functioning and quality of the Board's work.

An external specialist firm assessed the Board's work in 2003. It performed a detailed analysis of the organisation and functioning of the Board of Directors and its Committees, comparing them with the recommendations and practices existing in the market, drafting questionnaires (which were individually completed by each Director) and analysing the content of each questionnaire individually.

As a result, in 2003 the Board's organisation and functioning were found to be highly satisfactory in terms of following the recommendations and applying best practices regarding corporate governance.

6. DIRECTORS' REMUNERATION.

In the Board of Directors Regulation, Grupo Ferrovial undertakes to provide its shareholders and the market with detailed, itemised information about individual Directors' remuneration in the Company's annual report.

a) Establishment of Directors' remuneration.

In accordance with the Board Regulation, the Nomination and Remuneration Committee proposes the system and annual amount of Directors' remuneration to the Board of Directors.

The proposal is submitted for approval by the Board of Directors and, if necessary, by the Shareholders' Meeting.

b) Bylaws relating to remuneration.

Article 25 of the Company Bylaws regulates this matter, establishing that the members of the Board of Directors "*shall receive a total amount equivalent to 3% of consolidated earnings attributable to the Company in the year. The Board may decide not to appropriate its full share in any give year, in which case the Directors shall not accrue any rights on the part not appropriated. In any case, that share in Company*

earnings can only be allocated after compliance with the requirements established in article 130 of the Spanish Corporations Law.

Within the limits of the preceding paragraph, remuneration formulae may be established comprising the delivery of shares or options on same or pegged to the value of the shares.

The Board of Directors shall determine the form and amount of the distribution among its members each year, which can be done individually based on the participation of each Director in the Board's tasks.

The remuneration envisaged in this article shall be compatible with, and independent of, salaries, other remuneration, indemnities, pensions, stock options or compensation of any type established generally or individually for members of the Board of Directors who perform executive functions, whatever the nature of their relationship with the company, whether employment (ordinary or special Senior Management contracts), mercantile or on a provision of services basis, which relationships shall be compatible with their status as members of the Board of Directors."

The Board of Directors Regulation also requires that any qualifications that may arise in the external auditor's report whose impact on the profit and loss account in the corresponding year is deemed to be significant should be considered, and envisages that the Board may establish objective criteria to determine the remuneration and require that part or all of it be used to buy Company shares.

c) Remuneration system in 2003.

Within the limits established by the Bylaws and the Board Regulation, in 2003 the Company approved a remuneration structure applicable to all the Directors, with the following items:

i) Meeting attendance fees.

Until 1 March 2003, the attendance fees applicable to each Director remained the same as in 2002, i.e. 3,500 euros gross for each Board of Directors meeting and at 1,500 euros gross for any of its Committees.

Those amounts were changed, with effect from 1 March 2003, to 3,250 euros gross for attending a Board of Directors meeting, 2,000 euros gross for attending the Executive Committee meetings, and 1,500 euros gross for the Nomination and Remuneration Committee and Audit and Control Committee meetings.

ii) Earnings-based variable remuneration.

This remuneration is quantified by adding or subtracting, to 43,000 euros, the percentage of that amount by which Grupo Ferrovial's consolidated net profit increased or decreased with respect to the previous year.

Consolidated earnings increased by 14.8% in 2003, excluding the extraordinary gains on the sale of 40% of Cintra. This figure is obtained from the consolidated earnings disclosed in the financial statements drafted by the Board of Directors on 27 February 2004, which will be submitted for approval by the Shareholders' Meeting.

Consequently, based on his/her period of service on the Board in 2003, and after the Shareholders' Meeting approves the 2003 consolidated results, each Director will receive up to 49,364 euros gross in 2003.

iii) Other items.

The First Vice-Chairperson receives an additional 150,000 euros per year.

The Chairpersons of the Audit and Control Committee and the Nomination and Remuneration Committee receive 6,000 euros each per year.

d) Payment system

On 21 March 2003, the Shareholders' Meeting authorised the Board of Directors to establish the obligation of its members to allocate part or all of their remuneration to buying company shares.

The rules established by the Board for this payment system, effective 1 April 2003, are as follows:

- Directors are obliged to keep those shares until they leave the Board. Exceptionally, a Director can transfer shares with express authorisation by the Board of Directors, following consultation with the Nomination and Remuneration Committee.

- The acquisitions will be made four times per year and will coincide with the first stock market day after the dates that the CNMV establishes each year as the deadlines for listed companies to release their periodic public information.

- The Company itself will process the share acquisitions on behalf of each Board member, who have granted the corresponding authorisation.

e) Board of Directors remuneration

i) *Bylaw mandated remuneration.*

The Directors accrued an aggregate 1,327,000 euros gross in bylaw mandated remuneration, broken down as follows:

- Fees for attending Board of Directors, Executive Committee and Advisory Committee meetings: 622,000 euros.
- Variable remuneration based on the year's earnings: 543,000 euros.
- Other items including the remuneration established for the First Vice-Chairperson of the Board of Directors and the Chairpersons of the Advisory Committees: 162,000 euros.

The amounts accrued by each Director are as follows:

	Board, Executive Committee and Advisory Committee meeting fees	Earnings-based variable remuneration	Other items	Total
Rafael del Pino y Calvo-Sotelo	58,500	49,364		107,864
Santiago Bergareche Busquet	80,000	49,364	150,000	279,364
Jaime Carvajal Urquijo	67,750	49,364		117,114
Joaquín Ayuso García	60,500	49,364		109,864
Fernando del Pino y Calvo-Sotelo	60,500	49,364		109,864
Casa Grande de Cartagena, S.L.[1]	33,750	37,023		70,773
Portman Baela, S.L.	39,500	49,364		88,864
Juan Arena de la Mora	51,500	49,364	6,000	106,864
Santiago Eguidazu Mayor	57,500	49,364	6,000	112,864
Gabriele Burgio	39,000	49,364		88,364
José María Pérez Tremps	60,500	49,364		109,864
Profesa Investments BV[2]	13,250	12,341		25,591
TOTAL	**622,250**	**543,004**	**162,000**	**1,327,254**

[1] Member of the Board of Directors for 3 months in 2003.
[2] Member of the Board of Directors for 9 months in 2003.

The sum of the bylaw mandated remuneration of all the members of the Board of Directors accounts for 0.45% of profit attributed to the parent company, not including the items relating to the investment by the new minority shareholder at Cintra and pending the approval of the financial statements by the forthcoming Shareholders' Meeting.

ii) *Remuneration of executive Directors.*

In addition to the remuneration received as Directors, the three executive Directors accrued the following remuneration in 2003:

- Salary in cash: euros
- Salary in kind: euros
- Incentives for meeting objectives: euros

iii) *Remuneration of members of governing bodies of other group, multi-group or associated undertakings.*

The executive and external Directors of Grupo Ferrovial, S.A. who are also members of the governing bodies of other Group, multi-group or associated undertaking received a combined total of 30,000 euros.

iv) *Pensions and life insurance premiums.*

In 2003, no amounts were paid in favour of former or current members of the Company's Board of Directors in connection with pensions.

The Company has arranged life insurance policies; in 2003, it paid 6,000 euros for policies to cover the executive Directors.

v) *Advances and loans.*

At December 2003, no advances or loans had been granted to the Directors. The Company, therefore, does not have any guarantee obligations.

f) **<u>Remuneration of Senior Management, including Board members with executive functions</u>**

The Chairman of the Board of Directors, the CEO, the Director-Secretary[3], and the Senior Management of the Company who report directly to the Chairman or CEO accrued the following aggregate remuneration in 2003:

▪ Salary in cash:	3,254,000 euros
▪ Salary in kind:	133,000 euros
▪ Incentives for meeting objectives:	3,529,000 euros
▪ Remuneration for members of governing bodies of other Group, multi-group or associated undertakings (excluding executive Directors):	160,000 euros
▪ Insurance premiums:	15,000 euros

A share-based remuneration system was established for the company's Senior Management, including the members of the Board of Directors with executive functions. At 31 December 2003, executive Directors had been allotted the rights corresponding to 624,204 shares and the rest of Senior Management the rights corresponding to 673,534 shares, of which 10,000 related to assignments under the remuneration system established in 2001..

This system was established due to the resolutions adopted by the Shareholders' Meeting on 31 March 2000 and 30 March 2001. The maximum number of shares for the purposes of calculating the overall remuneration for executives authorised by the Shareholders' Meeting is 1,702,647, i.e. 1.213% of capital stock.

This system consists of granting the right to receive the amount by which the share price appreciates between the date the right was granted and the date it was exercised, which must be between three and six years after the date the right was granted. This right and the specific amount to be received is conditional upon attainment of a minimum rate of return on consolidated equity.

The Comisión Nacional del Mercado de Valores was duly informed of the approval of the system and the rights assigned to each beneficiary.

---

[3] The remuneration for the Chairman, CEO and Director & Secretary listed below include those stated in the section on remuneration for executive Directors.

At 31 December 2003, based on this system no amount was paid to members of the Board of Directors with executive functions; 1,337,000 euros were paid to the other Senior Managers active at that date.

The remuneration is payable to the persons holding the following positions, in proportion to the period in which they held those positions in 2003.

- Chairperson of the Board of Directors
- CEO
- Director-Secretary and General Secretary
- CFO
- General Manager of Human Resources
- General Manager of Construction
- General Manager of Infrastructure
- General Manager of Real Estate
- General Manager of Services
- General Manager of Telecommunications[4]
- External Relations and Communications Manager
- Audit Manager
- Quality and Environmental Manager[5]

Two of the employment contracts with Senior Managers have guarantee clauses in the event of a dismissal. The first one is an advance notice of six months in the event of unilateral termination of contract for non-disciplinary reasons. The second one, in force for four years, guarantees fixed remuneration for one year in the event of cancellation of contract for unfair dismissal.

7. BOARD OF DIRECTORS REGULATION.

Grupo Ferrovial, S.A. implemented a regulation governing the actions, organisation and functioning of its Board of Directors when it was floated on the stock exchange (May 1999).

On 25 July 2003, the Board of Directors approved a new Regulation, which includes the new features of Law 26/2003 (commonly known as the Transparency Law) and the numerous recommendations regarding corporate governance.

The Regulation is divided into nine chapters, regulating the purpose and scope of application; the functions of the Board; its quantitative and qualitative composition as

[4] This position ceased to exist in 2003.
[5] New position created in 2003.

well as its functioning; the appointment and removal of Directors; their access to Company information; and Directors' remuneration and duties.

The new Board of Directors Regulation of Grupo Ferrovial, S.A., which came into force on 1 October 2003, was notified to the Comisión Nacional del Mercado de Valores; it was filed with the Madrid Mercantile Register and was made available to shareholders, investors and the general public on the company web site (www.ferrovial.com) after it was approved and notified to the regulators.

The 2004 Shareholders' Meeting will be informed of the Regulation's approval and its main contents.

8. OTHER INFORMATION ABOUT THE BOARD OF DIRECTORS.

a) Directors who represent or are related to significant shareholders or were nominated by them.

See the corresponding sections in the chapter on "The ownership structure".

b) Directors of the Company who belong to the Board of Directors of companies with significant holdings.

In accordance with the information provided to the Company, in 2003 María del Pino y Calvo-Sotelo, who represents the Director CASA GRANDE DE CARTAGENA, S.L., belonged to the Board of Directors of the latter.

c) Ferrovial Directors who are members of the Board of Directors of other listed companies.

In accordance with the information provided to the Company, in 2003 the following Directors were members of the Board of Directors of other companies listed on Spanish official stock exchanges other than Ferrovial group companies:

- Rafael del Pino y Calvo-Sotelo: Independent Director at Banesto.
- Santiago Bergareche Busquet: Non-executive Chairman of Dinamia, S.A.
- Jaime Carvajal Urquijo: Chairman of Parques Reunidos, S.A.

- Juan Arena de la Mora:
  - Chairman of the Board of Directors of Bankinter, S.A.
  - Independent Director at Telefónica, Publicidad e Información, S.A.
- Gabriele Burgio:
  - Chairman of NH Hoteles, S.A.
  - Non-executive Chairman of Sotogrande, S.A.

At the date of this report, the Company had not received any information about other group company Directors belonging to Boards of Directors of companies listed in Spain.

In the case of Amey and Cespa (acquired in 2003), this information refers to year-end and only to the parent company of each group.

d) <u>Directorships or management positions of Directors in other group companies.</u>

At 31 December 2003, the following Directors of Grupo Ferrovial, S.A. held the following Directorships and executive positions at other group companies.

	Position	Company
Rafael del Pino y Calvo-Sotelo, Chairman	Chairman	Ferrovial Aeropuertos, S.A.
		Ferrovial Infraestructuras, S.A.
		Cintra Concesiones de Infraestructuras de Transporte, S.A.
Santiago Bergareche Busquet, First Vice-Chairman	Director	Ferrovial Aeropuertos, S.A.
		Ferrovial Infraestructuras, S.A.
		Túneles de Artxanda, S.A.
Joaquín Ayuso García, CEO	Chairman and CEO	Ferrovial-Agromán, S.A.
		Ferrovial Inmobiliaria, S.A.
		Ferrovial Servicios, S.A.
		Ferrovial Telecomunicaciones, S.A.
	CEO	Ferrovial Aeropuertos, S.A.
		Ferrovial Infraestructuras, S.A.
	Director	Cintra Concesiones de Infraestructura de Transporte, S.A.
		Build2Edifica, S.A.
José María Pérez Tremps, Director and Secretary	Director	Amey UK Plc.
		Amey Plc
		Autopista del Sol, S.A. (until November 2003 representing Ferrovial Inversiones, S.A.)
		Autopista Madrid Sur, S.A.

		Europistas Concesionaria Española, S.A.
		Ferrovial Aeropuertos, S.A.
		Ferrovial Agromán, S.A.
		Ferrovial Infraestructuras, S.A.
		Ferrovial Inmobiliaria, S.A.
		Ferrovial Inversiones, S.A.
		Ferrovial Servicios, S.A.
		Ferrovial Telecomunicaciones, S.A.
		Habitaria, S.A.
		Inversora de Autopistas del Sur, S.L.
		Cintra Concesiones de Infraestructuras de Transporte de Chile Limitada

No member of the Board of Directors of Grupo Ferrovial has occupied a management post at any company belonging to its group of companies other than those stated within the Company itself and those listed in the above table.

e) Other significant information about the Board of Directors.

i) Stakes held by the Board in companies that perform an activity that is the same as, or similar or complementary to, that of the Company.

The Company was notified of the ownership of the following stakes in companies that perform an activity that is the same as, or similar or complementary to, that of the Company.

- Santiago Bergareche Busquet, Director and First Vice-Chairman, disclosed his ownership of insignificant stakes (under 0.01%) in the capital of two construction companies.

The Company did not receive any information regarding positions or offices other than those at Ferrovial companies.

The Company did not receive any information from Company Directors to the effect that they performed activities on their own account or for third parties that are the same as, or similar or complementary to, that of Ferrovial's corporate purpose.

ii) Other information.

- In 2003, the Company was informed of the investment by Casa Grande de Cartagena, S.L. in an investment company promoted by Nmás1, whose Executive Chairman is the independent Director Mr. Eguidazu Mayor.

This was notified to the Board of Directors which, in view of the nature of the brokerage services provided to the fund by Nmás1 and the amount of fees that is likely to represent as a proportion of the revenues of this firm, concluded, after a report by the Nomination and Remuneration Committee, that the transaction did not alter the conditions of the Director's independence in accordance with the Regulation.

The interested party, Santiago Eguidazu Mayor, abstained in the vote on the matter.

- In 2003, the Company was also informed that Polán, S.A., which is controlled by the "family group" which, through Portman Baela, S.L. and Casa Grande de Cartagena, S.L., indirectly controls 58.308% of Grupo Ferrovial, S.A., acquired 5.218% of property company Grupo Inmocaral, S.A. in 2003.

  Polán, S.A. also notified the Company of its intention to request a seat on the Board of Directors of Grupo Inmocaral, S.A. At 2003 year-end, based on the Company's information, that appointment had not been made.

C) RELATED-PARTY TRANSACTIONS AND INTRAGROUP TRANSACTIONS

1. RELATED-PARTY TRANSACTIONS

a) Rules

i) Transaction approval.

In accordance with the Board of Directors Regulation, all professional and commercial transactions with Grupo Ferrovial, S.A. or its subsidiaries require Board authorisation, based on a report by the Nomination and Remuneration Committee. In the case of ordinary transactions, the Board of Directors may approve the general lines of the transactions.

The following must comply with this system:

- Directors of Grupo Ferrovial, S.A.
- Controlling shareholders.
- Individuals who represent Directors that are legal persons.
- Senior Management.
- Other managers who the Board of Directors appoints individually.
- Persons related to the foregoing categories, as defined in the Regulation.

ii) Conflicts of interest

The Board of Directors Regulation establishes that, among other obligations, Directors must strive to avoid situations that might involve a conflict of interest and must provide the Board Secretary with due advance notice of any such situations.

In any case, Directors must not attend or intervene in the debates on matters in which they have a personal interest.

In particular, the Regulation also states that domanial Directors must inform the Company of any situations that may involve a conflict of interest between the shareholders who proposed their appointment and Ferrovial. In these cases, they must not participate in adopting the corresponding resolutions

b) Transactions with significant shareholders.

At 31 December 2003, transactions between the Company and significant shareholders amounted to:

- Services provided by Ferrovial companies.
  - Amount: 617,000 euros.
  - Description: facility management.

- Services received by Ferrovial companies.
  - Amount: 41,000 euros.
  - Description: lease of vehicles for use by Company management.

c) Transactions with Directors of Grupo Ferrovial, S.A.

In 2003, transactions with Directors of the Company (excluding Casa Grande de Cartagena, S.L. and Portman Baela, S.A., for which the data are disclosed in the preceding section because of their relationship with the Company's controlling shareholders) and with companies occupying an executive position amounted to:

- Services provided by Ferrovial companies:
  - Amount: 781,000 euros.
  - Description: facility management; acquisition of homes; construction work.

- Services received by Ferrovial companies:
  - NH Hoteles: 75,000 euros.
  - Description: hospitality services.

  - Bankinter:
    - Financial services provided by Ferrovial: 76,000 euros (fees).
    - Credit facility or loan: 13 million euros (undrawn).
    - Mortgage limit: 18 million euros (drawn: 16,750,000 euros).
    - Bank guarantee lines: 66,900,000 euros (drawn: 22,700,000 euros).
    - Confirming facilities: 50 million euros (undrawn).
    - Other financial products and investments: 31,500,000 euros.

d) **Transactions with Senior Management of Grupo Ferrovial, S.A.**

At 31 December 2003:

- Services provided by Ferrovial:
  - Amount: 2,000 euros.
    Description: Facility management.
  - Collected: 222,000 euros
    Description: acquisition of homes.

- Services received by Ferrovial:
  - Amount: 22,000 euros.
  - Description: loans.

e) **Transactions with Directors and managers of the group of companies.**

At 31 December 2003:

- Services provided by Ferrovial:
  - Amount: 561,000 euros
  - Description: acquisition of homes.

- Loans granted by Ferrovial:
  - Amount: 1,461,000 euros.

This calculation refers to 89 Directors appointed by Ferrovial in the companies belonging to its group and 51 executives.

The date for Amey and Cespa, which were acquired in 2003, refer only to the period after acquisition and only to the respective parent companies of their groups.

2. SIGNIFICANT INTRAGROUP TRANSACTIONS.

In 2003, there were no significant transactions between Ferrovial companies: significant transactions are defined as those not eliminated in consolidation and that do not form part of the company's normal operations with regard to their purpose and conditions.

D) RISK CONTROL SYSTEMS

1. RISKS COVERED BY THE CONTROL SYSTEMS

The risks that are more specific to the activities performed by the companies belonging to the group are as follows:

- Liability for damage to third parties or for deficiencies or delays in executing work or providing services.
- Environmental damage as a result of work execution, waste management or provision of services.
- Damage at construction sites, especially in infrastructures, due to natural catastrophes.
- Financial risks due to non-payment or default by customers or to changes in exchange rates relating to international activities.

There are also other less specific risks such as occupational hazards or damage to group-owned goods or assets.

2. RISK CONTROL SYSTEMS.

a) Control systems

Ferrovial's control systems, which are integrated into, and have been developed in, each business area and in the corporate spheres, are considered to be appropriate for the Company's risk profile. They can be grouped as follows:

i) Management systems.

▪ Product and service quality assurance plans and systems

This involves implementing Quality Assurance Plans in the construction division and ISO 9001-compliant management systems (audited and certified) in Ferrovial's other divisions.

These Assurance Plans and Management Systems include advance planning of production processes, systematic monitoring of compliance, and the relevant process for checking the final quality.

- <u>Environmental risk control system</u>

  The most significant actions were as follows:

  - In addition to those envisaged in the environmental legislation, Ferrovial carries out its own environmental assessments based on an objective evaluation system, validated by Rey Juan Carlos University (Madrid), which includes systematic procedures for monitoring and assessing compliance with the environmental legislation.

  - In the Construction division, Ferrovial implemented an Environmental Performance Index (EPI), validated by UNESCO and Rey Juan Carlos University, which will be used as the basis for a specific index for the Services division.

  - Most of the environmental management systems implemented in Ferrovial's activities are ISO 14001-compliant and have been audited and certified.

- <u>Other preventive measures</u>

  a) Occupational safety

  - Health and safety plans (obligatory in construction) include planning of risk-related processes and safety measures.

  - Obligatory implementation of occupational safety systems audited by external firms.

  - Training for employees of both Ferrovial and subcontractors.

  b) Financial risks

  - Exchange rate changes:

    ✓ Local currency financing and exchange rate hedging on infrastructure projects.

    ✓ Centralised management through the Finance Department based on non-speculative criteria.

  - Non-payment or default:

- ✓ Individual negotiation and centralisation of signature of work contracts.
- ✓ Inclusion of a payment guarantee clause in work contracts and exhaustive monitoring through the finance and legal departments.
- ✓ Use of withholdings and other guarantee mechanisms for liabilities that may arise from subcontracts.

ii) Risk coverage systems.

- Insurance. Grupo Ferrovial policy is to have ample coverage, through insurance policies, of potential risks. It has an on-going policy to periodically review contractual conditions in terms of coverage, exclusions, indemnity caps and other items.

b) Internal supervision procedure

Risks are identified and control measures are established in all the corporate and business spheres though the following system:

Español	*Inglés*
Probabilidad	Probability
Impacto	Impact
Coste/beneficio	Cost-benefit
Viabilidad técnica	Technical viability
Identificación previa	Prior identification
Estimación de cada riesgo	Estimation of each risk
Priorizar los riesgos	Prioritise risks
Criterios de gestión	Management criteria
Prioridades de actuación	Action priorities
Implantación	Implementation
Perfil de riesgos	Risk profile
Umbrales de alarma	Alarm thresholds
Sistema de indicadores	Indicator systems
Seguimiento	Monitoring

The procedure is based on international risk management standards (IRM, AIMC, ALARM 2002 and CAN/CSA-Q850-97).

Each business has a specific unit that monitors and controls risks and the overall group has legal, financial, quality and environmental risk units.

A Quality and Environmental Department was created in 2003 that is directly accountable to the group CEO; its powers include most of those related to coordinating and monitoring the aforementioned risks in the group of

companies. The Audit Department performs on-going work focusing mainly on identifying risk situations and assessing risk management.

In accordance with the Board of Directors Regulation, the Audit and Control Committee's powers include periodically analysing and assessing the businesses' main risks and the systems established for their management and control; this power was exercised during the year.

E) FUNCTIONING OF SHAREHOLDERS' MEETINGS

1. CONVENING SHAREHOLDERS' MEETINGS AND ADOPTING RESOLUTIONS.

a) Convening Shareholders' Meetings.

In accordance with the Bylaws and the Draft Shareholders' Meeting Regulation, Shareholders' Meetings are validly convened, at first call, when the shareholders present or represented by proxy own at least 25% of the subscribed capital with voting rights and, at second call, regardless of the percentage of capital in attendance.

In order for the ordinary or extraordinary Shareholders' Meeting to validly resolve on bond issues, capital increases or decreases, changes of corporate form, mergers, spin-offs, dissolution and liquidation and, generally, any amendments to the Bylaws, the shareholders present or represented at first call must own at least 50% of the subscribed voting capital or, at second call, at least 25%, although if the shareholders in attendance represent less than 50% of the subscribed voting capital, the resolutions referred to in this paragraph may only be validly adopted with the favourable vote of two-thirds of the capital present or represented at the Meeting.

These provisions reproduce the requirements of the Spanish Corporations Law.

b) Adopting resolutions.

There were no changes in the legal system for adopting resolutions; in accordance with the Bylaws and the Draft Shareholders' Meeting Regulation, resolutions are adopted by a majority, unless the law states otherwise.

2. SHAREHOLDERS' MEETING REGULATION. RIGHTS AND ATTENDANCE OF SHAREHOLDERS AT SHAREHOLDERS' MEETINGS

The Company's Board of Directors will submit a Shareholders' Meeting Regulation for approval by the Shareholders' Meeting in 2004.

The Draft Shareholders' Meeting Regulation regulates items such as the convening, preparation and transaction of the Shareholders' Meeting and the rights attributed to the shareholders on the occasion of the meeting.

If approved, the Regulation will be applicable to the Shareholders' Meeting following the ordinary meeting to be held in 2004 and will be posted on the Company's web site.

The Draft Shareholders' Meeting Regulation contains the rights corresponding to shareholders on the occasion of the Shareholders' Meeting and the measures that the Company has adopted to encourage their participation. The most significant items are as follows:

Announcement of meetings

- As soon as the likely date of the Meeting is known, the Board may post it on the Company's web site or disseminate it by any other means it sees fit.

- The Board will consider the possibility of announcing the meeting through a large number of corporate communications media.

Drafting of agendas.

- The Board may consider suggestions or proposals made in writing by shareholders and bearing relation to the Company's activities or interests which it deems of interest for the Meeting.

Right to be informed

- The Company will post on its web site the text of all the resolutions proposed in the Agenda, with an explanation of the reasons for each one.

- The Company will post on its web site the replies given to shareholders in response to the questions they raise.

Attendance of external auditors.

- The external auditors must attend the Shareholders' Meeting.

Audit and Control Committee participation.

- The Chairperson of the Audit and Control Committee must participate in Ordinary Shareholders' Meetings.

Public solicitations of proxies.

- When the Company's Directors, securities depositories or book-entry registries request proxies for themselves or for another party and, in general, provided that the request is made publicly, the provisions of the Spanish Corporations Law and the implementing regulation are applicable.
- Members of the governing body who obtain proxies by public solicitation cannot exercise the voting right corresponding to the proxies with respect to the items on the Agenda in which they are in a conflict of interest and, in any case, in the cases established by law.

Shareholder participation

- In accordance with the Board of Directors Regulation, one of the Board's functions is to encourage shareholder participation and adopt all appropriate measures to enable the Shareholders' Meeting to effectively perform its functions. The Board must strive to ensure that shareholders have all the necessary information so as to form an accurate opinion about the Company's performance.
- During the round of questions at the Shareholders' Meeting, in addition to taking the floor, shareholders may verbally request any information or clarification they see fit about the items on the agenda.

3. SHAREHOLDERS' MEETINGS IN 2003.

In 2003, the Board of Directors convened one Shareholders' Meeting, which was held on 31 March 2003.

a) Attendance

The 2003 Shareholders' Meeting was attended by 69.7% of share capital: 59.5% present and 10.2% by proxy.

b) Summary of the adopted resolutions

All the proposals submitted by the Board of Directors to the Shareholders' Meeting on 31 March 2003 were approved. The main contents of the adopted resolutions and the percentage of ayes are as follows:

Item one on the agenda: Approval of the financial statements – balance sheet, income statement and notes to financial statements – and the management

report of the company, both drafted by the Board of Directors, for the year ended 31 December 2002.

The resolution was approved by 96.25% of quorum, with 0.67% abstention.

Item two: Approval of the consolidated financial statements – balance sheet, income statement and notes to financial statements – and management report, both drafted by the Board of Directors, for the year ended 31 December 2002.

The resolution was approved by 96.25% of quorum, with 0.67% abstention.

Item three: Approval of the distribution of 2002 income (364,456,450 euros), to legal and voluntary reserves and the dividend.

The resolution was approved by 96.92% of quorum.

Item three: Approval of the conduct of business by the Board of Directors in 2002.

The resolution was approved by 96.59% of quorum, with 0.1% nays and 0.24% abstention.

Item five: Ratification of Gabriele Burgio as Director; re-election of Rafael del Pino y Calvo-Sotelo, José María Pérez Tremps, Santiago Eguidazu Mayor, Juan Arena de la Mora and Portman Baela, S.L. as Directors; and appointment of Casa Grande De Cartagena, S.L., replacing Profesa Investments, B.V.

The resolution was approved by 96.92% of quorum, with nays from 1,062 shares.

Item six: Appointment of PriceWaterhouseCoopers Auditores, S.L. as auditors for the company and consolidated group for a period of three years.

The resolution was approved by 96.64% of quorum, with 0.29% nays.

Item seven: Amendment to the Bylaws in order to regulate the Audit and Control Committee, which already existed in Grupo Ferrovial, with the consequent amendment to, and renumbering of, the Bylaws.

The resolution was approved by 96.64% of quorum, with 0.29% nays and abstention of 100 shares.

Item eight:

1. Revocation, with effect from 1 January 2003, of the resolution regarding the application to part of the Directors' remuneration of a system pegged to the share price, which was approved by the Shareholders' Meeting on 22 March 2002.

2. Authorisation to the Company's Board of Directors to establish the obligation that its members use part or all of the established remuneration items to acquire company shares, to be done in the market at pre-set dates and in such conditions as may be determined by the Board of Directors.

The resolution was approved by 96.57% of quorum, with 0.29% nays and 0.07% abstention.

Item nine: Authorisation to the Board of Directors to acquire shares of the company on the market, either directly or via dependent companies, subject to specific limits and requirements.

The resolution was approved by 96.91% of quorum, with 0.01% abstention.

Item ten: Delegation of powers to convert the resolutions into a public instrument and deposit the financial statements.

The resolution was approved by 96.92% of quorum, with abstention of 100 shares.

4. DISSEMINATION OF INFORMATION ABOUT THE COMPANY.

a) Fair, symmetrical dissemination.

In accordance with its Regulation, the Board of Directors must adopt the necessary measures so that the information about the Company is made known to the shareholders and the general investment community, using the most efficient means available so that the information is transmitted equally, immediately and without hindrance to the recipients.

One of the Board's functions is to establish appropriate regular information exchange mechanisms with institutional investors which, in accordance with the Board Regulation, must not have access to information that might place them in a privileged situation or give them an advantage over other shareholders.

b) Corporate governance

The corporate web site (www.ferrovial.com) has a "Corporate governance" section which provides more information. This section can be accessed via the home page.

F) DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

As stated in the Introduction of this Annual Report, since the Company's listing, it has strived to disseminate information about corporate governance to the market and its shareholders, initially about compliance with the recommendations of the Olivencia Code and in 2002 regarding compliance with the Aldama Report.

In accordance with the Board of Directors Regulation, the Secretary is in charge of verifying the Company's compliance with the corporate governance regulations and of interpreting them, as well as analysing corporate governance recommendations with a view to their possible inclusion in the Company's internal regulations.

The Audit and Control Committee also monitors compliance with corporate governance regulations and proposes any necessary improvements.

Grupo Ferrovial has included the following corporate governance recommendations, proposed by the Aldama Report, in its internal regulations (the Board of Directors Regulation, the Internal Code of Conduct and other regulations):

- Composition of Board of Directors:
  - Definition of the various types of Directors.
  - Inclusion of the incompatibilities of external Directors with regard to commercial or professional relations with the company.
  - Definition of independent Directors and the requirements for being appointed as such.
  - Regulation of external Directors not classified as domanial or independent Directors.
  - Provision that domanial and independent Directors cannot be removed.
  - Inclusion of a significant proportion of independent Directors in the Board of Directors.

- Directors' duties:
  - Inclusion, in the internal regulation, of a procedure for the Shareholders' Meeting or the Board to exempt Directors from certain duties.

- Extension of the duty of loyalty to include controlling shareholders and senior executives.

- Regulation of conflicts of interest between the shareholder who proposes a domanial Director and the company.

- Directors' right to contact Senior Management, for the purposes of information, and to be assisted by external professionals and obtain information from the Secretary (among others) to perform their functions.

- Directors' obligation to notify the Company of share acquisitions or sales within 48 hours.

- Prohibition on holding executive positions in competing companies.

- Directors' duty to inform the Company of claims against them.

* Board functions:

  - Obligation of the Board to analyse Ferrovial's budget and strategic guidelines and to monitor the Company's financial statements, at least every quarter, and supervise periodic public reporting.

  - Presentation of a triple balance sheet: economic, social and environmental.

  - Obligation of the Chairman, CEO and CFO to certify the correctness and completeness of the content of the financial statements.

  - Obligation of Board to draft the accounts clearly and accurately.

  - Obligation of the Board to ensure that shareholders have all the information so that they can make an informed opinion about the Company's performance.

* Board Committees:

  - Obligation of the Audit and Control Committee to issue an annual report about its activities.

  - Establishment of measures to check that Ferrovial does not hire, as employees or senior managers, persons who have covered the Company at a rating agency in the two years after leaving such agency.

- Empowerment to the Audit and Control Committee to appoint or replace the internal audit manager.
- Empowerment to the Audit and Control Committee to inform the Board regarding changes in accounting criteria.

- Board remuneration:
  - Consideration of any qualifications in the external auditors' report that have a significant impact on the corresponding year's profit and loss account when determining Directors' remuneration based on company earnings.
  - Itemised disclosure of individual Directors' remuneration.

Other measures were also adopted to promote transparency and corporate governance:

- Extension of the Audit and Control Committee's powers to propose to the Board, for submission to the Shareholders' Meeting, the appointment of the external auditors of the Company and its consolidated group.
- Implementation of a procedure for the Audit and Control Committee to assess the external auditor's competitiveness.
- Empowerment to the Audit and Control Committee to monitor internal audits, check the internal audit plan and, where appropriate, establish measures so that internal audit units can report irregularities and non-compliance, as set out in the Board Regulation.
- Prohibition of Directors from being Directors or executives of a competing company.
- Prohibition of Directors from providing representation or consultancy services to competing companies unless they obtain authorisation from the Board based on a report by the Nomination and Remuneration Committee.
- Prohibition of Directors from providing services of special importance to, and from being a Director of, a competing company within the two years after they cease to be members of the Board, unless exempted.
- Obligation of Directors to inform the Company of other Directorships or Senior Management positions that they hold at other companies which are not competitors.

- Extension of Directors' duties, as well as those of Senior Management and controlling shareholders, to individuals representing Directors which are legal entities and other managers individually appointed by the Board.

Certain recommendations have not been included in the internal corporate governance regulation for the following reasons:

- *Submission of some business decisions to the Shareholders' Meeting.* It was considered appropriate not to introduce changes in the allocation of responsibilities between the Board and the Shareholders' Meeting. It was also considered very appropriate to ensure that the Company has, at all times, the ability to make decisions rapidly, which is sometimes incompatible with complying with the deadlines in convening a Shareholders' Meeting.

  In any case, Ferrovial maintains and will maintain complete transparency with shareholders regarding significant transactions and projects, and not only through the Shareholders' Meeting.

- *Convening of the Shareholders' Meeting with more advance notice than required by law.* The Company's objective is to hold the Ordinary Shareholders' Meeting as early as possible so that it can transmit its previous year's earnings to the market promptly and be ready to dedicate its resources to managing the current year as soon as possible. It is considered that this is a priority from the standpoint of efficiency and value creation, but that it is not always compatible with the commitment to establish periods longer than those legally established for holding the Shareholders' Meeting.

  Nevertheless, the Company has undertaken to unofficially disseminate the date planned for the Shareholders' Meeting before officially convening it, and to increase the period as much as possible between the notice and the meeting itself, provided that the purpose is maintained of holding it as soon as possible after the previous year's close.

- *Possibility of shareholders proposing items on the agenda and proposing alternative resolutions.* Giving regulatory force to these initiatives is not considered to be fully compatible with the need for on-going information beforehand necessary for shareholders to exercise their rights.

  In any case, the Shareholders' Meeting Regulation expressly states that the Board may consider the suggestions and proposals made in writing by shareholders, provided that they bear relation to the Company's activities and that the Board believes them to be in the Company's interest.

- *Definition and dissemination of the policy for institutional investor participation.* Ferrovial considers that these obligations should not be regulated specifically by issuers because they would lead to a disparity of conditions with respect to institutional investors.

- *Standardisation of attendance cards.* This decision was taken for practical reasons since the Company currently has few possibilities of participating in the process of issuing attendance cards. It is Iberclear and its members which manage securities clearing and settlement and, therefore, know the identity of the shareholders.

- *Creation of a Strategy and Investment Committee.* As the Board of Directors has an Executive Committee, Ferrovial believes that it is not necessary to create another committee specialising in this matter since those functions are correctly performed by the Executive Committee.

- *Rules governing protection measures in the event of dismissal or changes in control.* Adoption of any such measures in favour of Senior Management requires a prior report by the Nomination and Remuneration Committee. In accordance with the Board Regulation, one of the Board's functions is to approve the remuneration policy and the remuneration for Senior Management. The need for a resolution for approval by the Shareholders' Meeting was not considered to be necessary. Apart from that, the Company undertakes to inform the market on those matters. The section on Senior Management remuneration in this report refers to two guarantee clauses covering non-disciplinary dismissals.

- *Book provisions in the balance sheet for excess indemnities envisaged in protection clauses.* Ferrovial does not consider it necessary to implement a special, specific imperative regulation for provisions.

Ferrovial believes that its provision accounting correctly and completely reflects the net worth situation in all respects.

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

1. For the corresponding purposes, it is hereby certified that, in accordance with the Board of Directors' proposals, today's Annual Shareholders' Meeting adopted the following resolutions:

   - Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2003.

   - Application of the 2003 results and the distribution of a dividend of 0.60 euros per share, which, net of the interim dividend already paid, involves the payment of 0.38 euros per share to be distributed from 13 May 2004.

   - Approval of the conduct of business by the Board of Directors in 2002.

   - Amendment to the Bylaws in order to regulate the Shareholders' Meeting.

   - Approval of the Shareholders' Meeting Regulation of Grupo Ferrovial S.A. The text of the Regulation will be the subject of a supplementary disclosure.

   - Approval of a Stock Options Plan applicable to members of the Board of Directors with executive functions and to senior managers who report directly to the Board or one of its delegate bodies. Detailed information on the matter will be provided via an additional disclosure.

   - Empowerment to the Board of Directors to issue debentures, bonds, other fixed-income securities as well as warrants. The Board of Directors is empowered to determine the securities that can be issued; their amount (within the maximum of 75% of Grupo Ferrovial, S.A.'s equity in the latest approved balance sheet); the time of issuance (within at most five years after the date of adoption of the

resolution); and any other assets that are necessary or appropriate for the success of the issue.

The terms of the resolutions adopted by the Shareholders' Meeting relating to each item on the agenda coincide with the proposed resolutions that were reported to the Comisión Nacional del Mercado de Valores on 27 February 2004.

2. In compliance with Article 115 of the Securities Market Law, introduced by Law 26/2003, dated 17 July (which amended the Securities Market Law and the Spanish Corporations Law to reinforce the transparency of Spanish listed companies), the Shareholders' Meeting was informed of the Board of Directors Regulation of Grupo Ferrovial, S.A., which was approved on 25 July 2003, reported to the Comisión Nacional del Mercado de Valores on 31 July 2003 and filed with the Madrid Mercantile Registry on 1 December 2003.

Madrid, 26 March 2004

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

On 26 March 2004, the Board of Directors of GRUPO FERROVIAL, S.A. amended the obligation of its members to allocate their remuneration to buying company shares, as reported to the CNMV on 25 March 2003.

The purpose of the amendment is to enable Directors to sell the shares they acquired out of their remuneration after three full years have elapsed from the date of purchase. Previously, Directors could not sell those shares until they left the Board, unless the Board expressly authorised them to do so.

This amendment is applicable to the shares acquired after the implementation of this system, which took place on 1 April 2003.

Madrid, 26 March 2004

José María Pérez Tremps
Director and General Secretary of Grupo Ferrovial, S.A.

In compliance with the provisions of Article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT INFORMATION

In compliance with Article 130 and Additional Provision Four of the Spanish Corporations Law, on 26 March 2004 the Annual Shareholders' Meeting of Grupo Ferrovial, S.A. authorised the application of a remuneration system consisting of a Stock Options Plan, whose main characteristics are as follows:

a) It is applicable to members of the Board of Directors with executive functions and senior managers who report directly to the Board or its delegate bodies.

b) This system shall consist of the granting of options to purchase Grupo Ferrovial, S.A. shares, which may be exercised no less than three years and no more than six years after they are granted. This right shall depend upon attainment of a certain rate of return on consolidated equity.

c) Each option corresponds to one share and the total number of options which may be granted under the Plan may not exceed 1,700,000, equivalent to 1,700,000 shares (1.21% of the share capital of Grupo Ferrovial, S.A.).

d) In order to determine the strike price of the option, the value of the Company shares to be used as a reference shall be the share price understood as the arithmetic mean of the average market price in the twenty stock market sessions prior to the date on which the options were granted.

e) The Board of Directors, which may delegate to the Nomination and Remuneration Committee, has the power to determine the beneficiaries of the Plan, the number of options to be granted to each beneficiary and the premium which they must pay, as well as the terms under which vesting shall depend on the effective obtainment of a certain return on consolidated equity and it shall, in general, establish the characteristics and conditions of the Plan.

Madrid, 26 March 2004

José María Pérez Tremps
Director and General secretary of Grupo Ferrovial, S.A.